Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Three Months Ended	December 31,			Period from February 17,
	March 31, 2010	2009	2008	2007	2006 to December 31, 2006
	(in thousands)
Fixed Charges:
Interest expensed, including amortization of deferring financing costs	$12,626	$50,604	$47,535	$43,246	$46,179
Interest capitalized	—	173	1,062	1,912	651
Preferred security dividends accrued, pre-tax	2,078	2,210	—	—	—

Total fixed charges	$14,704	$52,987	$48,597	$45,158	$46,830

Earnings:
Pre-tax net income (loss) from continuing operations, before income (loss) from equity investments	$(33,067)	$(94,731)	$(31,299)	$3,356	$2,227
Add: Total fixed charges above	14,704	52,987	48,597	45,158	46,830
Add: Distributions of income from equity investees	2	6	12,123	101	34
Less: Interest capitalized	—	(173)	(1,062)	(1,912)	(651)
Less: Preferred security dividends accrued, pre-tax	(2,078)	(2,210)	—	—	—
Less: Noncontrolling interest loss (income)	(147)	(1,881)	2,104	3,098	3,129

Total earnings	$(20,586)	$(46,002)	$30,463	$49,801	$51,569

Ratio of Earnings to Fixed Charges	(1.4)[1]	(0.9)[2]	0.6 [3]	1.1	1.1

[1]	For the three months ended March 31, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $35.3 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three months ended March 31, 2010 is impacted by the classification of operations for assets held for sale and sold as discontinued operations.

[2]	For the year ended December 31, 2009, the aggregate amount of fixed charges exceeded our earnings by approximately $99.0 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the year presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. Further, the deficiency is also due to the $11.9 million non-cash impairment charge related to impairment of certain development projects.

[3]	For the year ended December 31, 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $18.1 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the year presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations.
      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding income or loss from equity investees, fixed charges and distributed income of equity investees to income from continuing operations before income taxes, less capitalized interest, preferred distributions of consolidated subsidiaries and non-controlling interest income or loss. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of deferred financing costs, amortization of discounts or premiums related to indebtedness and preferred dividends of consolidated subsidiaries.